Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE BOARD OF DIRECTORS

OF FEBRUARY 1, 2016

DATE, TIME AND PLACE: On February 1, 2016 at 8:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Whereas:

a) on August 27, 2015, the Board of Directors authorized the acquisition of own shares during the period from August 28, 2015 to August 26, 2016, pursuant to the limits of up to 11,000,000 of common shares and 50,000,000 preferred shares;

b) on December 31, 2015, there were 2,795 common shares and 162,562,650 preferred shares issued by the Company held as treasury stock and in the period from August 28, 2015 to December 31, 2015, 41,990,000 preferred shares issued by the Company were acquired; and

c) the share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; or (iii) to use the acquired shares in the event of business opportunities arising in the future.

Resolved:

(i) to terminate on this date, for anticipation, the period established at the meeting of August 27, 2015 for the acquisition of shares issued by the Company;

(ii) to renew the limits for these acquisitions, authorizing the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by the Company, with no reduction in the value of the capital stock, for holding as treasury stock, cancelation or resale to the Market, pursuant to paragraphs 1 and 2 of Article 30 of Law 6.404/76 and CVM instruction 567/15;

(iii) ascribe to the Board of Officers, the powers to establish the opportunity for the share acquisitions within these limits, which represent the equivalent of 3.47% of the free float of 287,849,273 common shares and the 1.66% of the free float of 3,017,289,912 preferred shares registered on December 31, 2015; and

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF FEBRUARY 1, 2016 (8:00 p.m.)	Page 2

(iv) that these acquisitions be effected through the Stock Exchanges during the period from February 3, 2016 to August 2, 2017, at market value and intermediated by Itaú Corretora de Valores S.A., with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city and state of São Paulo.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read and approved and signed by all. São Paulo (SP), February 1, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

MARCELO KOPEL

Investor Relations Officer